UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


Schedule 13G


Under the Securities Exchange Act of 1934
(Amendment No. __)*


Hormel Foods Corporation
(Name of Issuer)


Common Stock
(Title of Class of Securities)


440452 10 0
CUSIP Number


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following page(s))


SCHEDULE 13G


CUSIP NO.440452 10 0

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Hormel Foods Corporation Joint Earnings Profit Sharing Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
							(a)[	]
							(b)[	]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

				5.	SOLE VOTING POWER
	NUMBER OF			N/A
	SHARES
	BENEFICIALLY	6.	SHARED VOTING POWER
	OWNED BY			N/A
	EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON			N/A
	WITH
				8.	SHARED DISPOSITIVE POWER
					N/A

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
				3,745,711
(While this number of shares is reported as held by the Plan, beneficial ownership is disclaimed as noted in Item
4.)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*			[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		4.85%

12.	TYPE OF REPORTING PERSON*
		EP


Item 1 (a)  Name of Issuer:
			Hormel Foods Corporation

Item 1 (b)  Address of Issuer's Principal Executive Offices:
			1 Hormel Place, Austin, MN 55912

Item 2 (a)  Name of Person Filing:
Hormel Foods Corporation Joint Earnings Profit Sharing Trust

Item 2 (b)  Address of Principal Business Office:
Hormel Foods Corporation Joint Earnings Profit Sharing Trust
Attention:  Mr. J. E. Alexander
1 Hormel Place
Austin, MN  55912

Item 2 (c)  Citizenship:
			State of Minnesota

Item 2 (d)  Title of Class of Securities:
			Common Stock

Item 2 (e)  CUSIP Number:
			440452 10 0

Item 3.	Person Filing is:
Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
1974 or Endowment Fund

Item 4.	Ownership:
The Plan holds 3,745,711 shares of the issuer's Common Stock, which represents 4.85% of the issued shares of Common Stock as of December 31, 1996. Plan participants have the sole power to direct the vote of the Common Stock held by the Plan, so the Plan has neither sole power to vote or to direct the vote nor shared power to vote or to direct the vote of any shares of Common Stock.

Plan participants have the right to determine whether Plan shares of Common Stock will be tendered in response to a tender offer. Additionally, under the terms of the Plan, in the view of the Administrative Committee the Plan does not have dispositive power for the Common Stock held by the Plan.



Item 5.	Ownership of Five Percent or Less of a Class:
The Plan holds the Common Stock on behalf of the employees of the issuer and its subsidiaries who are participants in the Plan. Participants in the Plan or their beneficiaries have the right to receive dividends from, and proceeds from the sale of, the Common Stock in the amount allocated to their respective accounts at the time and in the manner specified in the agreement creating the Plan. This statement is being filed to report that as of the date hereof such holdings have ceased to be more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of
		Another Person:
N/A

Item 7.	Identification and Classification of the
		Subsidiary Which Acquired the Security Being
		Reported on by the Parent Holding Company:
N/A

Item 8.	Identification and Classification of Members of
		the Group:
N/A

Item 9.	Notice of Dissolution of Group:
N/A

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 1997



HORMEL FOODS CORPORATION
JOINT EARNINGS PROFIT SHARING TRUST



Signature

J. E. ALEXANDER, Member of Administrative Committee
Name/Title


Signature

J. A. JORGENSON, Member of Administrative Committee
Name/Title


Signature

M. J. McCOY, Member of Administrative Committee
Name/Title





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